Exhibit 5.2

SAMUEL MAY

3322 Nevada Avenue

Costa Mesa, CA. 92626

Mr. Barry Hollander                                                                                                             January 13, 2016

Board of Directors

Cabinet Grow, Inc.

RE: Resignation

Dear Barry:

Please accept this letter effective immediately as my notice of my resignation as Chief Executive Officer and Interim Chief Financial Officer of Cabinet Grow, Inc. (“CBNT”) and any other officer positions held in CBNT and any wholly owned, majority owned or minority owned subsidiary of CBNT. As a result of my resignation, I no longer hold any officer positions whatsoever with the Company. I look forward to continuing to serve on the Board of Directors of CBNT. Please note that I am resigning my officer positions to allow me the time needed to pursue other interests. I do not have any disagreements or disputes with the Company.

Sincerely,

/s/ Samuel May

Samuel May